UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. ❑) *

Liberty Tax, Inc.
(Name of Issuer)

Class A Common Stock
Class A Common Stock Exchangeable Shares
(Title of Class of Securities)

53128T102
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Steven Ibbotson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,095,137(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,095,137(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,095,137(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 2,000,000 shares of Class A common stock owned by Datatax Business Services Limited and 1,000,000 shares of Class A common stock issuable upon the exchange of the exchangeable shares owned by Datatax Business Services Limited. Steven Ibbotson owns a 100% interest in Datatax. As a result, pursuant to Rule 13d-3 under the Exchange Act, Mr. Ibbotson is deemed to beneficially own the 3,000,000 shares of Class A common stock held by Datatax. The exchangeable shares are exchangeable for 1 share of special preferred voting stock.

Item 1.	Issuer.

(a)	Name of Issuer: Liberty Tax, Inc.

(b)	Address of Issuer's Principal Executive Offices: 1716 Corporate Landing Parkway, Virginia Beach, VA 23454

Item 2.	Filing Person.

(a)	Name of Person Filing: Datatax Business Services Ltd.

(b)	Address of Principal Business Office: 2109 Oxford St., London, Ontario, Canada NSY 553.

(c)	Citizenship: Canada

(d)	Title and Class of Securities: Class A Common Stock

(e)	CUSIP No.: None.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

a.	[ ] Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);

b.	[ ] Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);

c.	[ ] Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);

d.	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);

e.	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

f.	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

g.	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

h.	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C. 1813);

i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);

j.	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

k.	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

As of December 31, 2017, Steven Ibbotson (the "Reporting Person") beneficially owned 3,095,1371 shares of Class A Common Stock of the Issuer (the "Shares"), representing approximately 24.4% of the total Shares outstanding. This percentage of Shares is based upon 12,682,550 Shares outstanding as of July 31, 2017, as reported in the Quarterly Report on Form 10-Q for the period ended July 31, 2017, filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on September 11, 2017.

The Reporting Person has the sole power (a) to vote or to direct the vote of and (b) to dispose or to direct the disposition of, the foregoing shares described in this Item 4.

1 Includes 2,000,000 shares of Class A common stock owned by Datatax Business Services Limited and 1,000,000 shares of Class A common stock issuable upon the exchange of the exchangeable shares owned by Datatax Business Services Limited. Steven Ibbotson owns 100% of Datatax. As a result, pursuant to Rule 13d-3 under the Exchange Act, Mr. Ibbotson is deemed to beneficially own the 3,000,000 shares of Class A common stock held by Datatax. The exchangeable shares are exchangeable for 1 share of special preferred voting stock.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018	Steven Ibbotson

/s/ Steven Ibbotson
Name: Steven Ibbotson